Schering AG: Addresses delay of hormone patch in US

Berlin, October 11, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) announced today that it has received a Not Approvable Letter from the U.S. Food and Drug Administration (FDA) concerning the New Drug Application
(NDA) on an estradiol/levonorgestrel transdermal combination patch for continuous treatment of menopausal symptoms.

This letter is part of a continuing dialogue with the FDA to address technical aspects of one of the clinical studies submitted in support of the NDA.

"We regard our discussions with the FDA about this new drug application to be an ongoing process, and we will continue to examine all options for the approval of this application," said Professor Werner-Karl Raff, Head of Schering AG's Fertility Control & Hormone Therapy business area.

The once-a-week, transdermal combination patch represents the next generation of therapy for women suffering the symptoms of menopause. The patch delivers low doses of levonorgestrel and estradiol, which have been widely used separately, and in combination, in a variety of women's health care products for many years.

The Not Approvable Letter will not affect Schering AG's 2002 projections for a high single-digit, currency-adjusted increase in sales and double-digit growth in operating profit and net income.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de


Your contacts in the US:

Media Relations: Kim Schillace, Tel:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

Schering AG receives approval for Resovist(R) in Japan

Berlin, Germany, October 10, 2002; Schering AG (FSE: SCH; NYSE: SHR), leader in the market for magnetic resonance imaging (MRI) contrast media, announced today that it has received marketing approval for the liver-specific contrast agent Resovist(R) in Japan. In 2001, Resovist(R) was approved for the European market and will be available in about ten countries by the end of the year. Nihon Schering KK, the subsidiary of Schering in Japan, plans to start marketing of Resovist(R) after National Healthcare Insurance price listing.

"The approval of Resovist(R) is a milestone for Japanese physicians and patients, who will benefit from this innovative product for early detection of hepatic carcinoma or metastases in the liver," said Michael Rook, Head of Diagnostics&Radiopharmaceuticals of Schering AG. "Resovist(R) is an excellent example of our strong commitment to provide a continuous flow of innovative products in our core business areas to a worldwide customer base."

Resovist(R) is a new and innovative, organ-specific contrast agent for magnetic resonance imaging from Schering's own R&D developed in cooperation with Meito Sangyo, Japan . It is used for the detection and characterisation of especially small focal liver lesions. Resovist(R) offers the opportunity to make a reliable diagnosis at a very early stage and therefore significantly improves the assessment of patients with suspected liver tumors.

END

Scientific details:

Resovist(R) is injected as an intravenous bolus, allows immediate imaging of the liver, and therefore reduces the overall examination time. In comprehensive clinical trials, it demonstrated an excellent safety profile. Resovist(R) consists of superparamagnetic iron-oxide nanoparticles coated with carboxydextrane which are accumulated by phagocytosis in cells of the reticuloendothelial system (RES) of the liver. Most malignant liver tumors do not contain RES cells and therefore do not uptake the iron particles. The resulting imaging effect is an improved contrast between the tumor (bright) and the surrounding tissue (dark).


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business Communication: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96; friedrich.vonheyl@schering.de
Pharma Communication: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de


Your contact in Japan:

Media Relations: Hideo Suzuki, Hideo.Suzuki@schering.de


Find additional information at: www.schering.de/eng